UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

CTC Media, Inc.
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)

12642X 10 6
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 12642X 10 6	13G	Page 2 of 5

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MTG Broadcasting AB
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization		Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	60,008,800
	6	Shared Voting Power	0
	7	Sole Dispositive Power	60,008,800
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		60,008,800
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11	Percent of Class Represented by Amount in Row (9)		39.6%
12	Type of Reporting Person (See Instructions)		CO

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CUSIP No. 12642X 10 6	13G	Page 3 of 5

Item 1.
(a)	Name of Issuer: CTC Media, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Pravda Street, 15A, 125124, Moscow, Russia
Item 2.
(a)	Names of Persons Filing: MTG Broadcasting AB., formed under the laws of the Kingdom of Sweden
(b)	Addresses of Principal Business Offices: Skeppsbron 18 Box 2094 SE-103 13 Stockholm, Sweden
(c)	Citizenship: Sweden
(d)	Title of Class of Securities: Common stock, par value $0.01 per share
(e)	CUSIP Number: 12642X 10 6
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP No. 12642X 10 6	13G	Page 4 of 5

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount Beneficially Owned: 60,008,800.
(b)	Percent of class: 39.6%
(c)

Number of shares as to which the person has

(i) Sole power to vote or to direct the vote: 60,008,800

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 60,008,800

(iv) Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

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CUSIP No. 12642X 10 6	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

MTG Broadcasting AB

  /s/Mathias Hermansson

By: Mathias Hermansson

Title: Director

  /s/Anders Nilsson

By: Anders Nilsson

Title: Director

Page 5 of 5 pages